

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 20, 2010

Melvin C. Payne
Chief Executive Officer
Carriage Services, Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056

> **Re:** **Carriage Services, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-11961**
>
> **Supplemental Correspondence filed on April 16, 2010**

Dear Mr. Payne:

We are in receipt of your letter dated April 16, 2010, relating to the procedures the company has put in place as a result of the company's failure to file a registration statement for the issuance of common stock from January 1, 2008 to October 8, 2009. Please clarify when the procedures outlined in the third paragraph on the second page were put in place and whether they would prevent unregistered issuances from occurring; as it appears that the checklist is referenced only in the future tense and it would consider only issuances that have already taken place in each quarter. If the checklist you mention considers only issuances that have already been made, and/or had not been implemented by December 31, 2009, please provide a revised analysis with respect to the reasoning behind management's conclusion that the company's disclosure controls and procedures were effective as of December 31, 2009.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko at (202) 551-3399, or me at (202) 551-3257, with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief